Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

VIA EDGAR	September 22, 2009

Kathleen Collins
Accounting Branch Chief
Mail Stop 4561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009
File No. 001-33169

Dear Ms. Collins:

We are responding to your letter dated September 14, 2009.  Our responses follow the comments included in your letter, which are presented in boldface type.  From a disclosure perspective, we intend to address your comments in future periodic reports in accordance with the responses set forth below.

Forms 8-K Filed February 17, 2009, May 7, 2009 and August 6, 2009

Use of Non-GAAP Measures

1.
We note your response to prior comment 4 and the proposed disclosures provided.  Your proposed disclosures appear overly broad and do not appear to sufficiently reflect the guidance in Question 8 of the FAQ.  In this regard, we do not believe you have provided substantive reasons why the non-GAAP measures provide useful information to investors.  Also, you state that your non-GAAP disclosures exclude items that are “unusual, infrequent, unrelated to the ongoing core operations, or involve special charges of non-cash items.”  It is not clear why you believe that items such as depreciation and stock-based compensation are “unusual and infrequent.”  Further if you intend to refer to “core operations” in your future filings, ensure that it is adequately defined and that you fully explained how you determine that the excluded items are not representative of your “core operations.”  In addition, you do not appear to have disclosed the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for these limitations.  Please provide us with proposed disclosures that fully address the concerns raised in prior comment 4 in the event that you intend to present non-GAAP information in the future.  Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Response:  To address the staff’s comment, we propose to use the following revised disclosure in the future when furnishing non-GAAP financial measures.

In addition to disclosing financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP), this press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP operating loss and non-GAAP operating loss per common share. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Non-GAAP operating loss and non-GAAP operating loss per share. We define non-GAAP operating loss as operating loss plus stock-based compensation expense, depreciation and amortization, severance expense and other one-time charges.  We define non-GAAP operating loss per share as non-GAAP operating loss divided by the weighted average basic and diluted shares outstanding.  Our management utilizes a number of different financial measures, both GAAP and non-GAAP, in making operating decisions, in forecasting and planning, and in analyzing and assessing our company's overall performance. Our annual financial plan is prepared and reviewed both on a GAAP and non-GAAP basis. We budget and forecast for revenue and expenses on GAAP and non-GAAP bases, and assess actual results on GAAP and non-GAAP bases against our annual financial plan. Our board of directors and management utilize these financial measures (both GAAP and non-GAAP) to determine our allocation of resources. In addition, and as a consequence of the importance of these non-GAAP financial measures in managing our business, we use non-GAAP financial measures in the evaluation process to establish management compensation. For example, management’s annual bonus program is based upon the achievement of consolidated gross margin and non-GAAP operating income (loss).  Our management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding the items mentioned above.  In particular, we consider the use of non-GAAP revenue helpful in understanding the performance of our business, as it excludes either recurring non-cash items or non-recurring one-time charges. We also consider the use of non-GAAP earnings per share helpful in assessing the ongoing performance of the continuing operations of our business. By continuing operations we mean the ongoing results of our business excluding certain one-time charges.  Our rationale for the items we omit from our non-GAAP measures is as follows:

Stock-based compensation.  We exclude non-cash stock-based compensation expense because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use under FAS 123R.  Stock-based compensation expense is a recurring expense for our company and is expected to be in the future as we have a history of granting stock options and other equity instruments as a means of incentivizing and rewarding our employees.

Kathleen Collins
U.S. Securities and Exchange Commission
September 22, 2009

    Depreciation and amortization expense.  Depreciation and amortization are non-cash charges that are impacted by our accounting methods and book value of assets.  By excluding these non-cash charges, our management, together with our investors, are provided with supplemental metrics to evaluate cash earnings, distinguishing performance’s impact on earnings from performance’s impact on cash. Management believes that the review of these supplemental metrics in conjunction with other GAAP metrics, such as capital expenditures, is useful for management and investors in understanding our business.  Depreciation is a recurring expense for our company and is expected to continue to be in the future as we continue to make further investments in our infrastructure through the acquisition of property, plant and equipment. In 2008, we recognized an impairment charge for the remaining value of intangible assets and therefore do not anticipate amortization expense to be a regularly recurring expense.  Due to the exclusion of these non-cash items, investors should not use this metric as a measure of evaluating our liquidity. Instead, to evaluate our liquidity, investors should refer to the Consolidated Statements of Cash Flow and the Liquidity and Capital Resources section contained within Management's, Discussion and Analysis in our most recently filed periodic reports.

 Severance and other one-time charges. We exclude severance and other one-time charges that are the result of other, unplanned events as one means of measuring operating performance.  Included in these expenses are items such as severance costs associated with the termination of employees as part of an unplanned restructuring, a non-acquisition-related restructuring and other charges. These events are unplanned and arise outside the ordinary course of continuing operations.  For example, we implemented a significant workforce reduction and other changes to our management team during 2008 and 2009.   We do not expect restructuring-related charges to regularly recur in the future.  The other one-time charges relate to unplanned costs, and therefore, by providing this information, we believe our management and our investors may more fully understand the financial results of what we consider to be organic continuing operations.

There are a number of limitations related to the use of non-GAAP operating loss and non-GAAP operating loss per share versus operating income and loss per share calculated in accordance with GAAP. First, these non-GAAP financial measures exclude stock-based compensation and depreciation expenses that are recurring. Both stock-based expenses and depreciation have been, and will continue to be for the foreseeable future, a significant recurring expense with an impact upon our company notwithstanding the lack of immediate impact upon cash. Second, stock-based awards are an important part of our employees’ compensation and impact their performance. Third, there is no assurance we will avoid further personnel changes and, therefore, may recognize additional severance and other one-time charges associated with a future restructuring.  Fourth, there is no assurance the components of the costs that we exclude in our calculation of non-GAAP operating loss do not differ from the components that our peer companies exclude when they report their results of operations. Our management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their most directly comparable financial measures calculated in accordance with GAAP. The accompanying tables have more details on these non-GAAP financial measures, including reconciliations between these financial measures and their most directly comparable GAAP equivalents.

Kathleen Collins
U.S. Securities and Exchange Commission
September 22, 2009

2.
Also, your proposed disclosure indicates that you exclude stock-based compensation and the amortization of acquired intangibles because they are “non-cash in nature.”  Your disclosure appears to suggest that you are using these non-GAAP measures as measures of both operating performance and liquidity.  If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations.  Please clarify and explain to us why the measure is reconciled to GAAP operating loss if your intention is to also present this as a liquidity measure.

Response:  We do not exclude stock-based compensation and the amortization of acquired intangibles as a measure of liquidity, but rather as one measure of our performance.  We propose to address the staff’s comment by specifically stating in our revised non-GAAP disclosure (set forth in Response #1 above) that the non-GAAP financial measure resulting from the elimination of such non-cash items should not be viewed as a measure of our liquidity.   Instead, we will advise that investors should refer to our Consolidated Statements of Cash Flow and the Liquidity and Capital Resources section contained within Management's, Discussion and Analysis in our most recently filed periodic reports for measures of our liquidity.  Because the elimination of these non-cash items is designed to generate a non-GAAP financial measure of operating performance, we believe the reconciliation of such metric to our GAAP operating loss is appropriate.

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 564-3525.

Sincerely,

/s/ Darin P. McAreavey
Darin P. McAreavey
Vice President and Chief Financial Officer

cc:           James C. Granger
  President and Chief Executive Officer
Scott N. Ross, Esq.
  Vice President, General Counsel and Secretary
Brett D. Anderson, Esq.